UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby proceeds to notify the following:

RELEVANT INFORMATION

BBVA has received a communication from the Bank of Spain regarding its minimum requirement for own funds and eligible liabilities (“MREL requirement”), as determined by the Single Resolution Board (“SRB”). In accordance with such communication, BBVA has to reach, by January 1, 2020, an amount of own funds and eligible liabilities equal to 15.08% of the total liabilities and own funds of its resolution group, on sub-consolidated level as of December 31, 20161. This MREL requirement would be equal to 28.04% in terms of risk-weighted assets of the resolution group as of December 31, 2016.

According to our estimates, the current own funds and eligible liabilities structure of the resolution group is in line with this MREL requirement.

Furthermore, BBVA’s wholesale funding plan anticipates the roll-over of senior preferred debt instruments and covered bonds maturities during the 2018-2020 period2 through the issuance of eligible liabilities, being such funding plan consistent with the compliance of the MREL requirement.

Madrid, May 23rd 2018

[1]	Pursuant to BBVA Group’s MPE (Multiple Point of Entry) resolution strategy, as established by the SRB, BBVA resolution group consists on Banco Bilbao Vizcaya Argentaria S.A. and its subsidiaries that belong to the same European resolution group. As of December 31, 2016, the total liabilities and own funds of the BBVA resolution group amounted to 385,647 million euros, representing Banco Bilbao Vizcaya Argentaria, S.A. around 95% of such amount. The risk-weighted assets of the resolution group amounted to 207,362 million euros at that date.
[2]	As of January 1, 2018, the above mentioned pending maturities amounted to approximately 9,000 million euros. Since then, BBVA has issued 2,500 million euros of senior non preferred debt.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: May 23, 2018
	By:	/s/ Ricardo Gómez Barredo
	Name:	Ricardo Gómez Barredo
	Title:	Accounting & Supervisors Director